Exhibit 99.1

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended September 30,		Nine Months ended September 30,
	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)	2008 (unaudited)

Revenues	14,279	28,493	40,323	100,805
Cost of Revenues	4,705	7,026	14,664	23,252

Gross Profit	9,574	21,467	25,659	77,553

Operating expenses:
Research and development	3,063	3,646	8,949	10,633
Selling and marketing	7,531	13,259	26,287	41,548
General and administrative	4,225	2,684	13,059	9,924
Legal settelement, net of legal cost	-	-	(3,975)	-

Total operating expenses	14,819	19,589	44,320	62,105

Operating (Loss) Income	(5,245)	1,878	(18,661)	15,448
Financial Income, net	447	529	1,661	3,226

Income (Loss) before taxes on income	(4,798)	2,407	(17,000)	18,674
Taxes on income	858	219	2,455	(2,825)

Income (Loss) before non controlling interest	(5,656)	2,188	(19,455)	21,499
Net loss attributable to non controlling interest	107	-	213	-

Net (Loss) income attributable to Syneron shareholders	(5,549)	2,188	(19,242)	21,499

Basic net (Loss) Income per share	(0.20)	0.08	(0.70)	0.78
Diluted net (Loss) Income per share	(0.20)	0.08	(0.70)	0.78

Weighted average number of shares used
in per share calculation (in thousands):
Basic	27,530	27,436	27,505	27,394
Diluted	27,530	27,503	27,505	27,518

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2009 (unaudited)	December 31, 2008 (audited)

CURRENT ASSETS
Cash and cash equivalents (*)	32,282	72,366
Short term bank deposit (*)	1,923	-
Available-for-sale marketable securities (*)	156,868	117,342
Trade receivables	16,759	32,637
Other accounts receivables and prepaid expenses	2,064	4,249
Inventories	9,668	12,660

Total Current Assets	219,564	239,254

LONG-TERM ASSETS
Severance pay fund	209	107
Long-term deposits and others (*)	209	180
Long-term available-for-sale marketable securities (*)	22,022	27,214
Investments in affiliated companies	3,300	4,225
Property and equipment, net	2,940	3,656
Intangible assets, net	5,412	3,828
Goodwill	4,251	2,822

Total Long-Term Assets	38,343	42,032

Total Assets	257,907	281,286

CURRENT LIABILITIES
Trade Payables	3,582	8,675
Other accounts payable and accrued expenses	22,748	25,587

Total Current Liabilities	26,330	34,262

LONG-TERM LIABILITIES
Deferred Revenues	2,367	3,140
Warranty Accruals	803	1,117
Accrued severance pay	307	171

Total Long-Term Liabilities	3,477	4,428

EQUITY	228,100	242,596

Total Liabilities and Equity	257,907	281,286

(*) Total Cash and Liquid Investments	213,304	217,102

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months ended September 30,		Nine Months ended September 30,
	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)	2008 (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income before non controlling interest	(5,656)	2,188	(19,455)	21,499
Adjustments to reconcile net (loss) income to net cash provided by
(used in) operating activities:
Depreciation and amortization	355	453	1,509	1,250
Deferred taxes, net	550	-	1,366	-
Increase (decrease) in accrued severance pay, net	4	(2)	13	39
Decrease (increase) in trade receivables	2,098	(1,337)	15,878	(4,028)
Decrease (increase) in other accounts receivables and prepaid expenses	9	(163)	831	1,847
Decrease (increase) in inventories	823	(405)	3,161	(2,659)
Increase (decrease) in trade payables	811	(1,436)	(5,160)	(979)
Increase (decrease) in other account payables and accrued expenses	1,247	395	(842)	(1,436)
Impairments of available-for-sale marketable securities	36	350	208	467
Realized loss, changes in accrued interest and amortization of premium on marketable securities	333	279	1,322	191
Equity based compensation	738	895	3,427	5,400
Decrease in deferred revenues and warranty accruals	(986)	(1,052)	(3,161)	(494)

Net cash provided by (used in) operating activities	362	165	(903)	21,097

CASH FLOWS FROM INVESTING ACTIVITIES

Maturity (purchase) of short-term deposits, net	(130)	-	(1,923)	1,000
Purchase of available-for-sale marketable securities	(100,870)	(33,125)	(247,368)	(180,439)
Proceeds from sale and redemption of available-for-sale marketable securities	90,380	15,556	211,565	140,856
Payments for investments in Affiliated Companies	(350)	(723)	(750)	(1,303)
Net cash paid in conjunction with acquisition of a subsidiary	-	-	(41)	-
Acquisition of minority shares in a subsidiary	(16)	(40)	(440)	(40)
Investment in long-term deposits and others	(35)	(37)	(22)	(50)
Purchase of property and equipment	(175)	(318)	(396)	(830)

Net cash used in investing activities	(11,196)	(18,687)	(39,375)	(40,806)

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of ordinary shares from shareholders at cost	-	-	-	(1,927)
Issuance of shares as a result of exercise of options and RSU's	193	1	194	4

Net cash provided by (used in) financing activities	193	1	194	(1,923)

Decrease in cash and cash equivalents	(10,641)	(18,521)	(40,084)	(21,632)
Cash and cash equivalents at the beginning of the period	42,923	39,513	72,366	42,624

Cash and cash equivalents at the end of the period	32,282	20,992	32,282	20,992